

Mail Stop 3720

January 11, 2017

Michelle Rico
Chief Executive Officer and
Chief Financial Officer
Proto Script Pharmaceutical Corp.
9830 6th Street, Suite 103
Rancho Cucamonga, CA 91730

      Re: **Proto Script Pharmaceutical Corp.**
                Form 8-K
                Filed July 5, 2016
                Form 10-K for Fiscal Year Ended May 31, 2016
                Filed August 19, 2016
                File No. 333-175146

Dear Ms. Rico:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications